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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934



                             Surge Components, Inc.
                             ----------------------
                                (Name of Issuer)

                          Common Stock. $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   868908-10-4
                                 (CUSIP Number)


                          -----------------------------









                                Page 1 of 5 pages


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-------------------------------                    -----------------------------
CUSIP NO.   868908-10-4                13G                 Page 2 of 5 Pages
          ---------------
-------------------------------                    -----------------------------

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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Steven J. Lubman


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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]


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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

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                             5      SOLE VOTING POWER

                                    355,000  (See Item 4)
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       None.
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    355,000 (See Item 4)

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    None.


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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           355,000 (See Item 4)
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Item 4)
                                                                            [X]

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.4%
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   12      TYPE OF REPORTING PERSON

           IN
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                               Page 3 of 5 Pages

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                                                                Page 3 of 5

Item 1(a). Name of Issuer:

     Surge Components, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     1016 Grand Boulevard, Deer Park, New York 11729.

Item 2(a). Name of Person Filing:

     Steven J. Lubman.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     1016 Grand Boulevard, Deer Park, New York 11729.

Item 2(c). Citizenship:

     USA.

Item 2(d). Title of Class of Securities:

     Common Stock, par value $.001 per share (the "Shares").

Item 2(e). CUSIP Number: 868908-10-4.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     Inapplicable.

Item 4. Ownership:

     (a) 355,000 Shares.

     (b) This figure represents approximately 7.4% of the outstanding Shares of the Issuer.(1)

--------
(1) Based on 4,823,958 Shares of the Issuer outstanding as of 12/31/96.

                                        3

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                                                                Page 4 of 5

     (c) The Reporting Person has sole voting power over 355,000 Shares. The Reporting Person has sole dispositive power over 355,000 Shares. This excludes 355,00 Common Shares held by Ira Levy over which the Reporting Person holds certain voting and transfer rights upon death or disability, and rights of first refusal.


Item 5. Ownership of Five Percent or Less of a Class:

     Inapplicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Inapplicable.

Item 8. Identification and Classification of Members of the Group:

     Inapplicable.

Item 9. Notice of Dissolution of Group:

     Inapplicable.

Item 10. Certification:

     Inapplicable.


                                        4

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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 11, 1997

                                            /s/   Steven J. Lubman
                                            -----------------------------------
                                                  Steven J. Lubman